EXHIBIT 99.1

                               [GRAPHIC OMITTED]


       TELEMIG CELULAR S.A.                  TELEMIG CELULAR PARTICIPACOES S.A.
   CNPJ/MF no 02.320.739/0001-06                 CNPJ/MF no 02.558.118/0001-65
         Listed Company                               Listed Company


                                  RELEVANT FACT


In compliance with the provisions of paragraph 4 of article 157 of Law n.o 6.404/76 and Instruction number 358/02 of the Brazilian SEC - Comissao de Valores Mobiliarios - CVM, the Management of Telemig Celular S.A. ("Telemig Celular") publicly announces that the respective Boards of Directors of Telemig Celular and Algar Telecom S.A. ("Algar") have approved a Memorandum of Understanding related to the acquisition of 88.45% of the voting shares and 61.50% of the non-voting shares of CTBC Celular S.A. ("CTBC Celular"), or a new company organized with the assets currently held by CTBC Celular in the cellular phone business, totaling 75.24% of the total equity.

The negotiations for the execution of the final agreement for the purchase and sale of shares, pursuant to the terms approved by the respective Boards of Directors, will be concluded as quickly as possible. The operation will be submitted to the appropriate regulatory authorities, in accordance with applicable laws.

This acquisition will serve to consolidate the presence of Telemig Celular throughout the State of Minas Gerais.

Additional information on CTBC Celular:
CTBC Celular is a nonpublic corporation. It has been providing mobile cellular telephony services (SMC) since November 1993. Its concession area covers part of the States of Minas Gerais, Sao Paulo, Goias and Mato Grosso do Sul. As of the

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second half of 2003, CTBC was serving 106 localities, with 75 in Minas Gerais,
24 in Sao Paulo, 6 in Goias, and 1 in Mato Grosso do Sul. Its customer base, at the end of June 2003, consisted of 310 thousand clients, of which 40.6% are post-paid subscribers and 59.4% are pre-paid users.


                            Brasilia, August 1, 2003.



                                  Joao Cox Neto
                             Chief Financial Officer
                       Telemig Celular Participacoes S.A.



                               Joao Alberto Santos
                             Chief Financial Officer
                              Telemig Celular S.A.